June 26, 2000

Sundog Technologies, Inc.
4505 Wasatch Boulevard, Suite 340
Salt Lake City, Utah 84124

Attention: Steve Russo

Dear Steve:

Pursuant to Reg. 240.12b-25(c) we are providing the following statement stating the specific reasons why we are unable to furnish the required opinion, report or certification on or before the date such report must be filed:

We are unable to complete the audit and furnish the required opinion on your financial statements for the year ended March 31, 2000, before the due date for the filing of Form 10-K. We have completed the audit work on most of the financial data, however, as you are aware, the stock of your previously wholly owned subsidiary, Qui Vive, Inc., was exchanged with Envision Development Corporation, Inc., a publicly held company listed on the American Stock Exchange, on April 7, 2000, with an effective date of March 31, 2000. Qui Vive, Inc. also sold stock in November, 1999, which diluted your ownership and created a minority interest. These two transactions have a major effect on the report to be issued. We have consulted with other accountants regarding the reporting of these transactions and have reached what we feel is the correct conclusion. We also were delayed by the auditors of Qui Vive, Inc. As you know, last year, March 31, 1999, we audited the financial statements of Qui Vive, Inc. as a part of Sundog Technologies, Inc. This year those statements were audited by other auditors whose report only covered the year ended December 31, 1999. We need to perform additional procedures to take that report to March 31, 2000. This includes accounting for the minority interest.

We expect to issue the report by June 28, 2000.

Sincerely,

By /s/ Mantyla McReynolds
-------------------------
       Mantyla McReynolds